UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Sapinhoá seismic acquisition

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Rio de Janeiro, June 9, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it will start on June 13 the first of the two seismic acquisitions of the Sapinhoá field monitoring project, in the pre-salt of the Santos Basin. Seismic acquisition is an important tool for managing the deposit (reservoirs) and optimizing production systems, seeking to maximize the value of the assets by increasing the recovery factor of the deposits.

The contract signed with the company Seabed Geosolutions do Brasil includes 3D and 4D geophysical acquisition and processing, with total investments of about US$ 118 million. Base seismic (3D), with an area of 575 km², is being started this month, and monitor seismic acquisition (4D), with an area of 478 km², is scheduled to begin in 2024.

The new surveys will use an innovative technological solution, called Ocean Bottom Nodes (OBN), which allows better collection of the deposit´s information from sensors installed on the ocean floor to obtain better seismic response in geologically complex areas such as the pre-salt. The survey of 3D geophysical data at different times, or 4D acquisition, allows reservoir geoscientists and engineers to follow fluid displacement, observe oil and water saturation variation and identify effects of rock-fluid interaction and the geomechanical behavior of reservoirs, contributing to better management of oil recovery from the deposit and production development.

Petrobras is the operator of the concession where the Sapinhoá field is located, with a 45% stake, in partnership with Shell Brasil Petróleo Ltda. (30%) and Repsol Sinopec Brasil S.A. (25%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer